Exhibit 99.4

AMENDED AND RESTATED
CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE
COMMITTEE OF THE BOARD OF DIRECTORS OF
MINISO GROUP HOLDING LIMITED

(Adopted by the Board of Directors of MINISO Group Holding Limited
(the “Company”) on June 24, 2022, effective upon the Company’s listing on
The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)
and amended as of March 21, 2025)

I.	PURPOSE OF THE COMMITTEE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company shall be to identify and to recommend to the Board individuals it determines to be well-qualified, willing and available to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to review periodically the size of the Board and recommend to the Board any appropriate changes; and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

II.	COMPOSITION OF THE COMMITTEE

The Committee shall consist of two or more directors, as determined from time to time by the Board and a majority of independent non-executive directors. Each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of New York and the Hong Kong Stock Exchange and any additional requirements that the Board deems appropriate.

The chairperson of the Committee, who may be the chairman of the Board or an independent non-executive director, shall be designated by the Board; provided that if the Board does not so designate a chairperson, the members of the Committee, by a majority vote, may designate a chairperson. Any vacancy on the Committee shall be filled by the Board. No member of the Committee shall be removed except by the Board.

III.	MEETINGS AND PROCEDURES OF THE COMMITTEE

The Committee shall meet as often as it determines necessary to carry out its duties and responsibilities, but no less frequently than once annually. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary.

A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum.

The Committee shall maintain minutes of its meetings and records relating to those meetings and shall report regularly to the Board on its activities, as appropriate.

IV.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

The authorities and responsibilities of the Committee shall include such responsibilities and authorities set out in the relevant code provisions of the Corporate Governance Code (the “CG Code”) as contained in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), in addition to the authorities and responsibilities as set out below.

A.	Board Candidates and Nominees

The following duties and responsibilities with respect to Board candidates and nominees are within the authority of the Committee and the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the United States Securities and Exchange Commission (the “SEC”), the New York Stock Exchange and the Hong Kong Stock Exchange, or any other applicable regulatory authority:

(a)	identify and, if appropriate, interview individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated by the shareholders of the Company or others for directorships;

(b)	review the background and qualifications of individuals being considered as director candidates; provided that among the qualifications considered in the selection of candidates, the Committee shall look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board;

(c)	recommend to the Board the director nominees for election by the shareholders of the Company or appointment by the Board, as the case may be, pursuant to the then effective memorandum and articles of association of the Company, which recommendations shall be consistent with the criteria for selecting directors established by the Board from time to time; and

(d)	review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including, but not limited to, an employment change, and to recommend whether or not the director should be re-nominated.

B.	Board Composition, Size and Procedures

The following duties and responsibilities with respect to the composition and procedures of the Board as a whole are within the authority of the Committee and the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the SEC, the New York Stock Exchange and the Hong Kong Stock Exchange, or any other applicable regulatory authority:

(a)	review annually with the Board the structure, size and composition of the Board as a whole, assist the Board in maintaining a board skills matrix, and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the New York Stock Exchange and the Hong Kong Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	review periodically the size of the Board and recommend to the Board any appropriate changes;

(c)	make recommendations on the frequency and structure of Board meetings;

(d)	make recommendations concerning any other aspect of the procedures of the Board that the Committee considers warranted, including, but not limited, to procedures with respect to the waiver by the Board of any Company rule, guideline, procedure or corporate governance principle;

(e)	assess the independence of independent non-executive directors; and

(f)	make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors, in particular, the chairman of the Board and the chief executive of the Company.

C.	Board Committees

The following duties and responsibilities with respect to the committee structure of the Board are within the authority of the Committee and the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the SEC, the New York Stock Exchange and the Hong Kong Stock Exchange, or any other applicable regulatory authority:

(a)	make recommendations to the Board regarding the size and composition of each standing committee of the Board, including the identification of individuals qualified to serve as members of a committee, including the Committee, and recommend individual directors to fill any vacancy that might occur on a committee, including the Committee;

(b)	monitor the functioning of the committees of the Board and make recommendations for any changes, including the creation and elimination of committees;

(c)	review annually committee assignments and the policy with respect to the rotation of committee memberships and/or chairpersonships, and report any recommendations to the Board; and

(d)	recommend that the Board establish such special committees as may be desirable or necessary from time to time in order to address ethical, legal or other matters that may arise; provided that the Committee’s power to make such a recommendation under this Charter shall be without prejudice to the right of any other committee of the Board, or any individual director, to make such a recommendation at any time.

D.	Corporate Governance

The following duties and responsibilities with respect to corporate governance are within the authority of the Committee and the Committee shall, consistent with and subject to applicable law and rules and regulations promulgated by the SEC, the New York Stock Exchange and the Hong Kong Stock Exchange, or any other applicable regulatory authority:

(a)	develop, review and assess periodically, and at least annually, the adequacy of the Company’s policies and practices on corporate governance to assure that they are appropriate for the Company and comply with the requirements of the New York Stock Exchange and the Hong Kong Stock Exchange and make recommendation to the Board;

(b)	review and monitor the training and continuous professional development of directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to directors and employees;

(e)	review the Company’s compliance with the CG Code and disclosure in the corporate governance report;

(f)	advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken; and

(g)	consider any other corporate governance issues that arise from time to time, and develop appropriate recommendations for the Board.

V.	EVALUATION OF THE COMMITTEE

The Committee shall be responsible for supporting and overseeing the Company’s regular evaluation of the Board’s performance. In conducting this review, the Committee shall evaluate whether this Charter appropriately addresses the matters that are or should be within its scope and shall recommend such changes as it deems necessary or appropriate. The Committee shall address all matters that the Committee considers relevant to its performance, including at least the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner. The Committee shall deliver to the Board a report, which may be oral, setting forth the results of its evaluation, including any recommended amendments to this Charter and any recommended changes to the Company’s or the Board’s policies or procedures.

VI.	INVESTIGATIONS AND STUDIES; OUTSIDE ADVISERS

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities, and may retain, at the Company’s expense, such independent counsel or other consultants or advisers as it deems necessary.

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While the members of the Committee have the duties and responsibilities set forth in this Charter, nothing contained in this Charter is intended to create, or should be construed as creating, any responsibility or liability of members of the Committee, except to the extent otherwise provided under applicable law.